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                                June 4, 2020

       Jeffrey Campbell
       Chief Financial Officer
       American Express Company
       200 Vesey Street
       New York, NY 10285

                                                        Re: American Express
Company
                                                            Form 8-K Filed
April 24, 2020
                                                            File No. 001-07657

       Dear Mr. Campbell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed April 24, 2020

       Exhibit 99.2
       Appendix III, page 13

   1. We note your disclosure of adjusted diluted earnings per common share excluding credit reserve builds, which
excludes the portion of the provision for credit losses attributable to reserve builds. It
appears this performance measure, which excludes a portion of the provision for credit
losses, substitutes individually tailored recognition and measurement methods for those of
GAAP and violates Rule 100(b) of Regulation G, as discussed in
                                                        Question 100.04 of the
Non-GAAP Financial Measures Compliance and Disclosures
                                                        Interpretations
available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing this
performance measure, or any other performance measures that excludes a portion of the
provision for credit losses (e.g., the portion of the provision for credit losses that exceeds net
write-offs) in future filings.
 Jeffrey Campbell
American Express Company
June 4, 2020
Page 2
2. To the extent that you continue to discuss or disclose an amount related to "credit reserve builds" in future filings, please define how this measure is calculated.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameJeffrey Campbell                             Sincerely,
Comapany NameAmerican Express Company
                                                               Division of
Corporation Finance
June 4, 2020 Page 2                                            Office of
Finance
FirstName LastName